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                           April 28, 2021

       Robert Alpert
       Chief Executive Officer
       P10, Inc.
       4514 Cole Avenue, Suite 1600
       Dallas, Texas 75205

                                                        Re: P10, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 8,
2021
                                                            CIK No. 0001841968

       Dear Mr. Alpert:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Company, page 1

   1. Refer to your response to comment 1. Please clarify whether you have any current plans for acquisitions.
   2. Refer to your response to comment 2. Please clarify here what you consider to be the
                                                        "middle-market private
markets industry." Similarly please explain what you consider to be "middle and
lower-middle market venture capital."
 Robert Alpert
FirstName
P10, Inc. LastNameRobert Alpert
Comapany
April       NameP10, Inc.
       28, 2021
April 228, 2021 Page 2
Page
FirstName LastName
Historical Ownership Structure, the Reorganization and Recent Transactions, page 63

3. Please revise to expand your organizational structure chart on page 63 to include consolidated entities and entities in which you hold a significant noncontrolling interest.
         Also, revise to show the ownership percentage and economic interest percentage if applicable.
4. Please tell us and revise to disclose if any directors or members of management from P10 or its wholly owned subsidiaries also hold any positons as directors or management of the
         Enhanced Capital Employee Stock ownership Plan, EC Holdings, ECP or Enhanced PC.
Use of Proceeds, page 65

5. We note your response to our prior comment 6. We also note your disclosure at page 30 that the facility was amended in December 2020. Please clarify to us if the indebtedness to be discharged was incurred within the last year, and describe the use of proceeds from such indebtedness, other than short-term borrowings used for working capital. Refer to
         Item 504 of Regulation S-K.
6. Refer to your response to comment 7. Please revise to disclose the principal purposes for which the net proceeds are intended to be used, including any plans you have to expand your business and enter into new lines of business, and disclose the approximate amount intended to be used for each such purpose. Refer to Item 504 of Regulation S-K.
Description of EGC and ECP, page 69

7. We note your response to comment 11 and that Enhanced PC was formed to allow for P10
         to acquire only the elements of ECG   s historic business which align
with P10   s core
         business activities. Please tell us how the current structure achieves this objective considering that P10 receives significant economic rights and potential benefits through the equity and economic interests of ECG and ECP. Please revise to clearly disclose information related to Enhanced PC including the nature of its operations and the
         significant risks and rewards related to P10   s contractual rights
and obligations.
8. Please file the Reorganization Agreement, Administrative Services Agreement, and
         Advisory Services Agreement as exhibits or advise.
Advisory Agreement, page 70

9. We note your response to Comment 18. If appropriate, please revise the Risk Factors section to discuss the uncertainty related to the collectability of any revenue from
         Enhanced PC related to the Advisory Services Agreement.
Reorganization Agreement, page 70

10. Please provide us a summary of the accounting for the reorganization agreement by ECG and ECP including the summarized journal entry for each entity and the guidance
 Robert Alpert
P10, Inc.
April 28, 2021
Page 3
         supporting your accounting. Specifically tell us how you considered the guidance in ASC
         860-10-55-78. Additionally, based on your disclosure on pages 77 and 80, it appears you determined the cost basis of the equity investments in Enhanced PC for ECG and ECP received in the reorganization at $0. Please explain how this was determined.
11. We note your response to comment 10. Please tell us in detail and revise to disclose the method for determining the economic and voting interests for ECG and
ECP.
12. Please tell us in detail and revise to describe the reasons or motivations for the economic and voting interests for ECG and ECP. Specifically discus why ECG received 0% voting interests.
13. Please tell us how you determined that equity investment accounting was appropriate for
         ECG   s equity interest in Enhanced PC and identify the guidance supporting your
         determination. Specifically tell us the legal form of Enhanced PC and how you determined you had significant influence considering your 0% voting interests. Also, tell us how you considered the guidance in ASC 323-10-35-13.
Notes to Unaudited Pro Forma Condensed Consolidated and Combined Financial Statements, page 75

14. Please revise each note that describes a column of pro forma adjustments to clarify if the adjustments represent Transaction Accounting Adjustments or Autonomous Entity
         Adjustments. Refer to Rule 11-02(a)(6) of Regulation S-X for guidance.
Note 3. Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations, page 77

15. We note your disclosure that the cost basis for the equity investments in ECP and
         Enhanced PC were $0 and $1. If true, please revise to clarify that P10 s equity investment in Enhanced PC is through your consolidation of ECG.
Adjustment 7, page 80

16. Please revise to disclose the net losses recognized by ECP and Enhanced PC for the year ended December 31, 2020 on a pro forma basis.
FPAUM, page 94

17.    We note your response to comment 22 and your revised disclosure on page
94. Please
FirstName LastNameRobert Alpert
       revise to provide a similar roll forward that is not on a pro forma basis and identify
Comapany    NameP10,
       significant     Inc.
                   trends or concentrations in your FPAUM and discuss the causal factors for the trends.
April 28, 2021 Page 3
FirstName LastName
 Robert Alpert
FirstName
P10, Inc. LastNameRobert Alpert
Comapany
April       NameP10, Inc.
       28, 2021
April 428, 2021 Page 4
Page
FirstName LastName
Business of P10
Our Solutions, page 109

18. Refer to your response to comment 24. Please revise your disclosure to describe the principal investment products that you offer in each asset class and the target investor market for each product.
Acquisition of Enhanced, page F-23

19. So that we may better understand your accounting please provide us a summary of the allocation of the consideration paid by P10 for the fair value of the assets acquired and liabilities assumed in the acquisition of ECG and ECP. As part of the summary, please provide a separate reconciliation for ECG and ECP as of the acquisition date that shows:

                The Balance Sheet prior to the reorganization,
                The Balance Sheet related to the Permanent Capital Subsidiaries and/or other subsidiaries contributed to Enhanced PC, and
                The remaining Balance Sheet that was exchanged for the consideration as part of the
              Securities Purchase Agreement.
20. Additionally, please provide us a summarized schedule of the cost and fair value related to the investments and other key assets and liabilities remaining with ECG and ECP and those contributed to Enhanced PC.
21. Noting that ECP consolidates Enhanced PC after the reorganization, please clarify for us if you considered Enhanced PC in the valuation of ECP in the allocation of consideration paid by P10. If not, please explain why.
22. Please tell us if the inter-company debt payable by ECP to ECG as referenced in your response to Comment #15 is the same note as described in Note 4 on page F-169. If not, please tell us all of the key terms and other relevant facts and circumstances related to the note. Please tell us how the note was considered in the valuation of ECG and ECP to determine the allocation of the consideration paid and how the note was measured in the purchase price allocation of ECG. Please tell us and disclose what happened to the note subsequent to the reorganization and acquisition, explaining which entity currently recognizes the note, the amount outstanding and any other relevant fact.
23. Please tell us all the key facts and circumstances and identify the specific accounting guidance you considered and the guidance on which you relied upon to determine whether you had a controlling financial interest in ECP. Specifically tell us how you considered whether control may be demonstrated other than by the possession of voting rights.
24. Please tell us all the key facts and circumstances and identify the specific accounting guidance you considered and the guidance on which you relied upon to determine the primary beneficiary of Enhanced PC. Specifically tell us how you considered which entity had the power to direct the activities of Enhanced PC that most significantly impact
 Robert Alpert
P10, Inc.
April 28, 2021
Page 5
         Enhanced PC   s economic performance and how you considered the
Advisory Agreement
         between ECG and Enhanced PC in this determination.
Exhibits

25. Please revise to include Schedules A, B, and C referenced in the exhibit as part of Exhibit
         10.6.
        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210
with any other questions.



FirstName LastNameRobert Alpert                                Sincerely,
Comapany NameP10, Inc.
                                                               Division of
Corporation Finance
April 28, 2021 Page 5                                          Office of
Finance
FirstName LastName